

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 7, 2008

<u>via U.S. mail and facsimile</u>

Ben Jamil, Chief Executive Officer
Security Intelligence Technologies, Inc.
145 Huguenot Street
New Rochelle, New York 10801

      **RE: Security Intelligence Technologies, Inc.
              Form 10-KSB for the Fiscal Year Ended June 30, 2007
              Filed October 5, 2007
              File No. 0-31779**

Dear Mr. Jamil:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                     Sincerely,

                                     Terence O'Brien
                                     Accounting Branch Chief